                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                    ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,
              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the transition period from _____________________ to _______________________

Commission File No. 1-16097


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            THE MEN'S WEARHOUSE, INC.
                               401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            THE MEN'S WEARHOUSE, INC.
                               5803 Glenmont Drive
                              Houston, Texas 77081

     THE MEN'S WEARHOUSE, INC.
     401(k) SAVINGS PLAN

     Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002 -

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                  7

SIGNATURES                                                                                                         8

EXHIBIT INDEX                                                                                                      9

EXHIBIT 23.1 - INDEPENDENT AUDITORS' CONSENT                                                                      10

EXHIBIT 99.1 - CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER                                                       11

EXHIBIT 99.2 - CERTIFICATION BY THE CHIEF FINANCIAL OFFICER                                                       12

Schedules Omitted

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants of
The Men's Wearhouse, Inc.
  401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/S/ DELOITTE & TOUCHE LLP

Houston, Texas
June 6, 2003

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                          2002           2001

CASH                                                 $   133,320     $       785
                                                     -----------     -----------

INVESTMENTS, At fair value:
   Mutual Fund Assets:
      AXP Cash Management Fund                         3,782,190       3,776,548
      AET Equity Index II Fund                           367,539         274,671
      AXP Bond Fund                                    1,677,945       1,455,761
      AXP Balanced Mutual Fund                         2,156,250       2,199,969
      AXP Blue Chip Advantage Fund                     3,967,979       4,443,947
      AXP New Dimensions Fund                          4,655,619       5,517,345
      Franklin Small-Mid Cap Fund                        505,088         482,660
      Invesco Dynamics Fund                              403,533         571,935
      Janus Overseas Fund                              1,530,109       1,775,227
   The Men's Wearhouse Pooled Stock Fund               4,874,299       4,284,482
   Loans to participants                               2,019,553       1,966,665
                                                     -----------     -----------

                Total investments                     25,940,104      26,749,210
                                                     -----------     -----------

CONTRIBUTIONS RECEIVABLE:
   Employees                                             102,155         230,077
   Employer                                                2,800          15,386
                                                     -----------     -----------

                Total contributions receivable           104,955         245,463
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $26,178,379     $26,995,458
                                                     ===========     ===========


See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                             2002             2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment loss:
      Net depreciation in fair value of investments     $ (4,427,661)     $ (3,718,652)
      Interest and dividends                                 393,460           464,172
                                                        ------------      ------------

                Total investment loss                     (4,034,201)       (3,254,480)

   Employee contributions                                  5,762,282         6,269,148
   Employer contributions                                    326,540           371,035
                                                        ------------      ------------

                Total contributions                        6,088,822         6,640,183
                                                        ------------      ------------

                Total additions                            2,054,621         3,385,703

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
   Benefit payments                                        2,871,700         2,610,889
                                                        ------------      ------------

NET (DECREASE) INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                                   (817,079)          774,814

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                      26,995,458        26,220,644
                                                        ------------      ------------

   End of year                                          $ 26,178,379      $ 26,995,458
                                                        ============      ============


See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan and trust agreements for more information.

      GENERAL - The Plan is a defined contribution plan that was amended and restated effective January 1, 1992 as a separate plan; previously, it was part of The Men's Wearhouse, Inc. Employee Stock Ownership Plan and Employees' Savings Plan. The purpose of the Plan is to provide eligible employees with future retirement benefits through a deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and subsequent amendments and revisions. Effective January 1, 2002, the Plan was amended and restated to comply with various law changes commonly referred to as GUST. GUST is an acronym for the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment
      Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax
      Relief Act of 2000.

      ELIGIBILITY - The Plan provides that all employees of The Men's Wearhouse, Inc. and subsidiaries (the "Company"), except for employees of Moores Retail Group Inc. and subsidiaries, become eligible to participate after three months of service.

      ADMINISTRATION - The Plan is administered by an advisory committee made up of three employees, one of whom also serves on the Company's Board of Directors. The Company pays all administrative expenses of the Plan. Investments of the Plan are held in trust by American Express Trust Company (the "Trustee").

      CONTRIBUTIONS - Eligible employees may make pre-tax contributions to the Plan through salary deferrals, up to the amount of the current year statutory limitations (subject to cost-of-living adjustments). During 2002 and 2001, the matching percentage was 10% on the first $2,000 salary deferral for all qualified participants, for a maximum $200 contribution per year.

      AUTHORIZED INVESTMENTS - Employee contributions are deposited into a trust account which is invested by the Trustee in various investment options as directed by each employee. The investment options available include nine fund investments maintained by the Trustee plus The Men's Wearhouse Pooled Stock Fund. Plan participants, at their sole discretion, may transfer amounts between the various investment options, including The Men's Wearhouse Pooled Stock Fund, at any time.

      VESTING - Employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts.

      DISTRIBUTIONS TO PARTICIPANTS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or equal annual installments not to exceed the life expectancy of the participant or beneficiary. A participant may also withdraw his or her employee contributions to meet certain defined financial hardship needs subject to approval by the Plan's advisory committee.

      PARTICIPANT LOANS - Plan loans are available to all active Plan participants on a reasonably equivalent basis. Amounts may not exceed the lesser of $50,000 or one-half of the current value of a participant's vested account balance. All loans are fully secured by the balance in the participant's account.

      RECLASSIFICATIONS - Certain reclassifications have been made in the prior year financial statements to conform to the current year presentation.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. The net (depreciation) appreciation in fair value of investment securities consists of the net change in unrealized (depreciation) appreciation in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized (depreciation) appreciation and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.    RISKS AND UNCERTAINTIES

      The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.    PLAN TERMINATION

      Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts as of the end of the last Plan year for which a substantial employer contribution was made and in any amounts later allocated to their accounts

5.    TAX STATUS

      The Internal Revenue Service (the "IRS") determined and informed the Company by letter dated July 10, 1998, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan was amended and restated effective January 1, 2002, and the Company received a new Determination Letter from the IRS dated June 4, 2002 informing the Company that the Plan as amended remains designed in accordance with applicable sections of the IRC.

6.    BENEFITS PAYABLE

      As of December 31, 2001, net assets available for benefits included benefits of $76,416 due to participants who have withdrawn from participation in the Plan. There were no such benefits payable as of December 31, 2002. As of the report date, the Company had not completed discrimination testing for the year ended December 31, 2002. For the year ended December 31, 2001, approximately $123,500 was refunded during 2002 as a result of the 2001 tests. Management believes the amount of refunds, if any, resulting from the 2002 testing cannot be reasonably estimated and therefore no liability has been recorded for such refunds.

7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Trustee of the Plan. The Men's Wearhouse Pooled Stock Fund invests in the common stock of the Company. Transactions with the Trustee and the Company qualify as party-in-interest transactions.

8.    INVESTMENTS

      Individual investments which exceed 5% of net assets available for plan benefits as of December 31, 2002 and 2001, are as follows:

                                             2002           2001

*AXP Cash Management Fund                  $3,782,190     $3,776,548
*AXP Bond Fund                              1,677,945      1,455,761
*AXP Balanced Mutual Fund                   2,156,250      2,199,969
*AXP Blue Chip Advantage Fund               3,967,979      4,443,947
*AXP New Dimensions Fund                    4,655,619      5,517,345
 Janus Overseas Fund                        1,530,109      1,775,227
 The Men's Wearhouse Pooled Stock Fund      4,874,299      4,284,482
 Loans to participants                      2,019,553      1,966,665

* Party-in-interest

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of benefit payments per the financial statements for the year ended December 31, 2002 to Form 5500:

Benefits paid per the financial statements                          $ 2,871,700
Add:  Amounts allocated as deemed distributions to withdrawing
   participants at December 31, 2002                                     49,314
Less:  Amounts allocated as deemed distributions to withdrawing
   participants at December 31, 2001                                   (111,959)
                                                                    -----------

Benefits paid per Form 5500                                         $ 2,809,055
                                                                    ===========


10.   SUBSEQUENT EVENT

      Effective April 1, 2003, the Company revised the Plan to increase the Company's matching percentage from 10% to 20% on the first $2,000 salary deferral for all qualified participants, for a maximum $400 contribution per year.

                                     ******

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                         (c)
                                                   DESCRIPTION OF
                                                INVESTMENT, INCLUDING
                     (b)                         MATURITY DATE, RATE                                      (e)
              IDENTITY OF ISSUER,              OF INTEREST, COLLATERAL,                   (d)           CURRENT
             BORROWER, LESSOR, OR               PAR OR MATURITY VALUE                     COST           VALUE
 (a)            SIMILAR PARTY

      MUTUAL FUNDS:
  *      American Express Trust Company        AXP Cash Management Fund                   (2)         $ 3,782,190
  *      American Express Trust Company        AXP Bond Fund                              (2)           1,677,945
  *      American Express Trust Company        AXP Balanced Mutual Fund                   (2)           2,156,250
  *      American Express Trust Company        AXP Blue Chip Advantage Fund               (2)           3,967,979
  *      American Express Trust Company        AXP New Dimensions Fund                    (2)           4,655,619
         Janus                                 Janus Overseas Fund                        (2)           1,530,109
         Franklin Templeton                    Franklin Small-Mid Cap Fund                (2)             505,088
         Invesco Funds Group, Inc.             Invesco Dynamics Fund                      (2)             403,533
                                                                                                     ------------

      TOTAL MUTUAL FUNDS                                                                             $ 18,678,713
                                                                                                     ============

      COLLECTIVE INVESTMENT FUND -
  *      American Express Trust Company        AET Equity Index II Fund                   (2)        $   367,539
                                                                                                     ===========

      OTHER -
  *   The Men's Wearhouse, Inc.                The Men's Wearhouse Pooled Stock Fund      (2)        $ 4,874,299
                                                                                                     ===========

  *   LOANS TO PARTICIPANTS                    Loans to Participants (1)                  (2)        $ 2,019,553
                                                                                                     ===========


*  Party-in-interest
(1) Generally five-year installment notes with interest rates originating at prime + 1%, resulting in interest rates ranging from 5.25% to 13%.
(2) Cost information has been omitted because all investments are participant-directed.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Men's Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        THE MEN'S WEARHOUSE, INC.
                                           401(k) SAVINGS PLAN



Date:     6/20/03                          /s/ Neill P. Davis
       --------------     -----------------------------------------------------
                                        Neill P. Davis, Executive
                               Vice President, Chief Financial Officer and
                                       Principal Financial Officer

INDEX TO EXHIBIT


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------

   23.1    -    Consent of Deloitte & Touche LLP, independent auditors (filed herewith).
   99.1    -    Certification of Periodic Report Pursuant to Section 906 of the
                Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (filed herewith).
   99.2    -    Certification of Periodic Report Pursuant to Section 906 of the
                Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (filed herewith).